
VALGOLD

VALGOLD RESOURCES LTD.

1400 – 570 Granville Street
Vancouver, B.C. Canada V6C 3P1
Tel: (604) 687-4622 Fax: (604) 687-4212 Toll free: 1-888-267-1400


05005514

February 1, 2005


SEC MAIL PROCESSING
RECEIVED
FEB 02 2005
WASH, D.C. 213 SECTION

VIA FEDERAL EXPRESS

United States Securities and Exchange Commission
Office of International Corporate Finance
450 5th Street, N.W.
Judiciary Plaza
Washington, D.C. U.S.A. 20549

SUPPL

Dear Sirs/Mesdames:

Re: **ValGold Resources Ltd.** (the "Company")
Rule 12(g)3-2(b) Exemptions – File #82-3339
Under the United States Securities Exchange Act of 1934

Please find enclosed for 12(g) Exemption status the documents required to be filed with the British Columbia Securities Commission and the TSX Venture Exchange. Please note that the Company is a foreign issuer and its securities are neither traded in the United States nor quoted on NASDAQ.

We trust that the information included in this package is complete. However, should you have any questions regarding the foregoing, please do not hesitate to contact the writer.

Sincerely,

VALGOLD RESOURCES LTD.

PROCESSED
FEB 07 2005
THOMSON
FINANCIAL

Shannon M. Ross,
Corporate Secretary

Enclosures

United States Sec Filing
February 1, 2005

ValGold Resources Ltd.
12(g)3-2(b) Exemption Application
Schedule "A"

PART I – Documents required to be Made Public pursuant to the laws of the Province of British Columbia and the TSX Venture Exchange in connection with:

News Release

1. ValGold Intersects New Gold-Copper Mineralization at Tongchanggou Operation in Western China - dated January 14, 2005
2. ValGold Adds to the U-V Gold Zone & Discovers Second Significant Zone at its Tower Mountain Property, Ontario – dated January 18, 2005
3. ValGold Appoint New Vice president of Exploration – dated January 21, 2005
4. ValGold Announces Plans for Diamond Drilling at Manitoba Nickel Property – dated January 25, 2005

VALGOLD RESOURCES LTD.

Suite 1400 – 570 Granville Street
Vancouver, B.C. V6C 3P1
www.valgold.com

January 14, 2005 Ticker Symbol: **VAL**-TSX Venture

VALGOLD INTERSECTS NEW GOLD-COPPER MINERALIZATION AT TONGCHANGGOU OPERATION IN WESTERN CHINA

ValGold Resources Ltd ("ValGold") is pleased to announce that the first hole of a four-hole drill program has been completed on its **Tongchanggou Copper-Gold Project** located in northeastern Qinghai Province, China. ValGold is earning up to a 90% interest in the Tongchanggou copper-gold mine and adjoining properties (the "TCG mine") under an agreement with the 7th Team of Qinghai Non-Ferrous Metals Geological Exploration Bureau (the "Team").

The first diamond drill hole was collared approximately 100m west of the TCG mine upper most workings at an elevation of 3850 meters ("m") to test for the source of a recently discovered Induced Polarization chargeability anomaly. The hole intersected carbonaceous, chlorite schist from surface to a depth of 84m followed by mixed zones of variously altered and fractured diorite to the bottom of the hole at a depth of 238.6m. Near the bottom of the hole two quartz-carbonate zones, each averaging 6.5m, were intersected that contained pyrite and chalcopyrite mineralization similar to the ore being mined by the Team. The two zones returned highly anomalous levels of gold, silver and copper and may possibly represent the edge of higher-grade mineralization either down dip or along strike as seen in the M Zone being mined currently.

A second hole was collared to intersect the down dip extension of a second chargeability anomaly but was unable to reach the target depth. The hole did, however, intersect a narrow zone of mineralization from 71.0 to 73.0m before the hole was lost at 114.9m. The Company plans to continue drilling on the TCG Property as soon as weather conditions permit, likely sometime in late April 2005.

Drill Hole	From (m)	To (m)	Gold (g/t)	Silver (g/t)	Copper (%)
TCG-01	211.0	218.0	0.16	3.76	0.50
	223.0	229.0	0.19	1.37	0.11
TCG-02	71.0	73.0	1.14	3.5	0.09

ValGold continues to regularly examine new possible projects in China. To date more than 50 projects have been considered. The Company considers China to offer exceptional mineral potential that could more than satisfy our objective of corporate growth.

Tom Pollock, P.Geo. is ValGold's qualified person for the exploration and development of the TCG mine and other projects within China. Mr. Pollock is responsible for all of the technical reporting in compliance with NI 43-101.

For further information on the Company's Canadian and Chinese projects, visit our website, www.valgold.com.

Stephen J. Wilkinson
President & Chief Executive Officer
ValGold Resources Ltd.
Tel: (604) 687-4622 Fax: (604) 687-4212

VALGOLD RESOURCES LTD.

Suite 1400 – 570 Granville Street
Vancouver, B.C. V6C 3P1
www.valgold.com

January 18, 2005 Ticker Symbol: **VAL**-TSX Venture

VALGOLD ADDS TO THE U-V GOLD ZONE & DISCOVERS SECOND SIGNIFICANT ZONE AT ITS TOWER MOUNTAIN PROPERTY, ONTARIO

ValGold Resources Ltd ("ValGold") is pleased to announce that the 2004 fall drill program on its Tower Mountain property in northwestern Ontario was completed in December with two drills producing a total of 3,418 meters ("m") of core from 13 holes and in 2 extended holes. The fall program intersected additional high-grade intervals within associated broad zones of low-grade gold mineralization attributable to a newly discovered gold mineralized area. This new A-D zone is located approximately 1,200m south east of the U-V zone and like the U-V gold occurrence the A-D is bimodal consisting of a lower grade gold zone that occurs over significant widths with an associated high-grade core. Selected highlights from the 2004 fall drilling with intersections of note not previously released by the Company include:

Drill Hole	Zone	From (m)	To (m)	Meters	Feet	Gold g/t	Gold oz/t
DDH 04-26	U-V	198.0	211.5	13.5	44.3	1.03	0.030
DDH 04-28	A-D	28.5	33.0	4.5	14.8	1.50	0.044
		36.0	64.5	28.5	93.4	0.90	0.026
Including		**55.5**	**57.0**	**1.5**	**4.9**	**3.13**	**0.091**
		144.0	**145.5**	**1.5**	**4.9**	**3.46**	**0.101**
DDH 04-31	A-D	7.5	114.0	106.5	349.2	0.94	0.027
Including		7.5	42.0	34.5	113.1	1.57	0.046
Including		**30.0**	**34.5**	**4.5**	**14.8**	**7.49**	**0.219**
And		**31.5**	**33.0**	**1.5**	**4.9**	**21.14**	**0.616**
And		63.0	90.0	27.0	88.5	0.74	0.021
And		97.5	103.5	6.0	19.7	1.23	0.036
		190.5	211.5	21.0	68.9	1.00	0.029
Including		**208.5**	**211.5**	**3.0**	**9.8**	**3.96**	**0.116**

All of the holes intersected broad areas of alteration and mineralization. Most of the drill holes intersected multiple intervals of greater than 0.5 grams/tonne gold ("g/t Au"), confirming the extension and strength of the U-V Gold Zone mineralization. The table at the end of this news release summarizes the principal zones. The Drill Location Plan for all of the U-V zone drilling is available on the Company's website, www.valgold.com.

Summary of the 2004 Drilling & Exploration Programs

During 2004, ValGold completed a total of 36 diamond drill holes within the Tower Mountain property, producing approximately 9,500m of core. In addition, trenching exposed U-V zone mineralized bedrock and several other areas of prospective gold mineralization. One such prospective area, the new A-D zone, has returned significant drill intersections in four diamond drill holes to date.

The new A-D zone occurs about 1,200m south east of the U-V mineralization. It is traced on surface by trenches over a strike length of approximately 500m within a north west trending corridor of mineralized exposures that may be up to 300m wide. The style of gold mineralization within the A-D zone appears to consist of a broad low-grade zone mineralized with disseminated pyrite and gold. Within the broad low-grade area are higher-grade intervals such as the **1.5m intersection that returned a grade of 21.14 g/t Au (0.616 oz/t gold over 4.9 feet).**

The Tower Mountain Project

ValGold's exploration in the Matawin gold belt to date has been centered on its Tower Mountain property and the adjoining Bateman Lake claims and optioned freehold leases that comprise the project area. The Tower Mountain property is well-located immediately south of the Trans-Canada Highway approximately 40 kilometers west of Thunder Bay in the Matawin gold belt of Northwestern Ontario. The next phase of drilling and related exploration work is currently being planned to recommence in February 2005. Dr. Derek McBride P.Eng. is ValGold's qualified person for the exploration and development of the Tower Mountain Project and will be responsible for all of the technical reporting in compliance with NI 43-101.

The Company is acquiring a 100% interest in each of these properties that cover an aggregate of 5,233 acres (2,118 ha). The project affords ValGold coverage of several kilometers of the gold belt where more than 35 gold occurrences have now been discovered.

For further information on the Company's Canadian and Chinese projects, visit our website, www.valgold.com.

Stephen J. Wilkinson
President & Chief Executive Officer
ValGold Resources Ltd.
Tel: (604) 687-4622 Fax: (604) 687-4212

Highlights of Tower Mountain Drill Programs To Date

Drill Program	Holes Drilled	Total # of Meters	Best High Grade Zone	Best Low Grade Zone
Fall 2002	DDH02-01 to 05	1,042	23.17 g/t Au/1.5 m in DDH02-2	1.05 g/t Au/73.5 m in DDH02-3
Spring 2003	DDH03-01 to 05	1,085	11.77 g/t Au/3.0 m in DDH03-2	1.01 g/t Au/22.5 m in DDH03-3
Fall 2003	DDH03-06 to 12	1,499	19.76 g/t Au/1.5m in DDH03-11	0.5 g/t Au/58.5 m in DDH03-8
Winter 2004	DDH04-01 to 10	2,601	160.0 g/t Au/1.5m in DDH04-6	0.77g/t Au/52.5m in DDH04-9
Summer 2004	DDH-04-11 to 23	3,450	68.91 g/t Au/0.2m in DDH04-19	1.93 g/t Au/37.5m in DDH04-15
Fall 2004	**DDH-04-24 to 36**	**3,418**	**21.14 g/t Au/1.5m in DDH04-31**	**0.94 g/t Au/106.5m in DDH04-31**
Total	**53 Holes**	**13,095**		

List of the Tower Mountain Project significant drill intercepts where sample intervals of 1.5m graded 0.5 g/t Au or greater for the Fall 2004 program.

	Gold Zone	From (m)	To (m)	Meters	Feet	Gold g/t	Gold oz/t
DDH 04-24	**U-V**	27.0	28.5	1.5	4.9	0.68	0.020
		87.0	90.0	3.0	9.8	0.89	0.026
		115.5	117.0	1.5	4.9	0.60	0.017
		177.0	178.5	1.5	4.9	0.74	0.021
		228.0	229.5	1.5	4.9	0.62	0.018
		246.0	**250.5**	**4.5**	**14.8**	**1.06**	**0.031**
DDH 04-25	**U-V**	97.5	99.0	1.5	4.9	1.75	0.051
		166.5	168.0	1.5	4.9	0.79	0.023
		172.5	174.0	1.5	4.9	0.64	0.019
		177.0	**183.0**	**6.0**	**19.7**	**0.82**	**0.024**
		199.5	201.0	1.5	4.9	0.98	0.029
DDH 04-26	**U-V**	78.0	79.5	1.5	4.9	0.60	0.017
		102.0	103.5	1.5	4.9	0.57	0.017
		187.5	189.0	1.5	4.9	0.89	0.026
		198.0	**211.5**	**13.5**	**44.3**	**1.03**	**0.030**
DDH 04-27	**U-V**	40.5	42.0	1.5	4.9	0.96	0.028
		156.0	157.5	1.5	4.9	0.53	0.015
		202.5	204.0	1.5	4.9	1.05	0.031
DDH 04-28	**A-D**	4.5	6.0	1.5	4.9	1.02	0.030
		28.5	**33.0**	**4.5**	**14.8**	**1.50**	**0.044**
		36.0	**64.5**	**28.5**	**93.4**	**0.90**	**0.026**
Including		**55.5**	**57.0**	**1.5**	**4.9**	**3.13**	**0.091**
		70.5	73.5	3.0	9.8	0.52	0.015
		82.5	84.0	1.5	4.9	0.78	0.023
		90.0	91.5	1.5	4.9	1.50	0.044
		97.5	103.5	6.0	19.7	0.54	0.016
		120.0	121.5	1.5	4.9	0.56	0.016
		144.0	**145.5**	**1.5**	**4.9**	**3.46**	**0.101**
		156.0	157.5	1.5	4.9	0.50	0.015
		159.0	160.5	1.5	4.9	0.55	0.016
		189.0	190.5	1.5	4.9	0.64	0.019
		196.5	198.0	1.5	4.9	0.78	0.023
		228.0	229.5	1.5	4.9	0.87	0.025
		244.5	246.0	1.5	4.9	0.71	0.021
DDH 04-29	**A-D**	4.7	7.5	2.8	9.2	0.77	0.022
		15.0	16.5	1.5	4.9	1.92	0.056
		43.5	45.0	1.5	4.9	0.55	0.016
		85.5	87.0	1.5	4.9	1.24	0.036
		82.5	84.0	1.5	4.9	0.78	0.023
		99.0	102.0	3.0	9.8	0.64	0.019
		142.5	**147.0**	**4.5**	**14.8**	**1.32**	**0.039**
		160.5	**165.0**	**4.5**	**14.8**	**1.02**	**0.030**
		196.5	198.0	1.5	4.9	0.54	0.016

		Gold Zone	From (m)	To (m)	Meters	Feet	Gold g/t	Gold oz/t
DDH 04-30		**A-D**	7.5	9.0	1.5	4.9	0.97	0.028
			196.5	**201.0**	**4.5**	**14.8**	**1.22**	**0.036**
DDH 04-31		**A-D**	**7.5**	**114.0**	**106.5**	**349.2**	**0.94**	**0.027**
	Including		**7.5**	**42.0**	**34.5**	**113.1**	**1.57**	**0.046**
	Including		**30.0**	**34.5**	**4.5**	**14.8**	**7.49**	**0.219**
	And		**31.5**	**33.0**	**1.5**	**4.9**	**21.14**	**0.616**
	And		**63.0**	**90.0**	**27.0**	**88.5**	**0.74**	**0.021**
	And		**97.5**	**103.5**	**6.0**	**19.7**	**1.23**	**0.036**
			109.5	114.0	4.5	14.8	1.01	0.029
			156.0	157.5	1.5	4.9	0.55	0.016
			178.5	180.0	1.5	4.9	0.52	0.015
			190.5	**211.5**	**21.0**	**68.9**	**1.00**	**0.029**
	Including		**208.5**	**211.5**	**3.0**	**9.8**	**3.96**	**0.116**
			223.5	229.5	6.0	19.7	0.72	0.021

VALGOLD RESOURCES LTD.

Suite 1400 – 570 Granville Street
Vancouver, B.C. V6C 3P1
www.valgold.com

January 21, 2005 Ticker Symbol: **VAL**-TSX Venture

VALGOLD APPOINTS NEW VICE PRESIDENT OF EXPLORATION

ValGold Resources Ltd ("ValGold") is pleased to announce that Mr. Thomas (Tom) Pollock, P.Geo., has been appointed Vice President of Exploration. Mr. Arthur (Art) Troup who had served in that position since 1998 has assumed the role of Chief Geologist for ValGold to act in an advisory role for both the Board of Directors and for the exploration team. As the Vice President of Exploration, Mr. Pollock will be responsible for management of all of ValGold's explorations projects both within Canada and abroad.

Tom Pollock has spent the last three years with ValGold, responsible for the generation, acquisition and management of the Company's gold and base metal properties in Canada and China. He has more recently acted as the Company's manager and qualified person for the exploration and development of the Tongchanggou copper-gold project and other projects within China. In addition, in 2002 he conducted the field work and discovered the U and V gold occurrences at the Tower Mountain gold project in Ontario, which has evolved into the significant "U-V" gold zones currently being drilled for resource calculations. Prior to joining ValGold, Mr. Pollock's career spanned 20 years of international experience culminating as BHP Minerals' Country Manager (Exploration) and Principal Geologist for China.

For further information on the Company's Canadian and Chinese projects, visit our website, www.valgold.com.

Stephen J. Wilkinson
President & Chief Executive Officer

For further information please contact:
Mark Feeney, Investor Relations
Tel: (604) 687-4622 Fax: (604) 687-4212
Email: info@valgold.com

VALGOLD RESOURCES LTD.

Suite 1400 – 570 Granville Street
Vancouver, B.C. V6C 3P1
http://www.valgold.com/

January 25, 2005

Ticker Symbol: **VAL**-TSX Venture
SEC 12g3-2(b): 82-3339

ValGold Resources Ltd. Announces Plans for Diamond Drilling At Manitoba Nickel Projects

ValGold Resources Ltd. ("ValGold") is pleased to report that BHP Billiton Diamonds Inc. ("BHP Billiton") is preparing to commence diamond drilling in mid-February on its Big Claims and Stephens Lake nickel properties in Manitoba. ValGold, Cream Minerals Ltd. (CMA-TSX-V) and Sultan Minerals Inc. (SUL-TSX-V) (the "Optionees") hold the Stephens Lake property jointly (see News Releases of February 9, 2004, April 19, 2004 and May 11, 2004).

BHP Billiton has identified two geophysical targets on the Big Claims Property that will be tested by a minimum of 500m of NQ core. In addition, the program will involve a minimum of 1,000m of NQ diamond drilling in four, airborne geophysical targets on the Stephens Lake property. The drill program should be completed by the end of March.

The Stephens Lake Property and the Big Claims are situated approximately 100 kilometers ("km") east of Gillam, Manitoba and cover an 80km long stratigraphic package believed to be an extension of the Thompson Nickel Belt. The Thompson Nickel Belt is one of the most important nickel producing regions in the world with production plus reserves in excess of 170 million tonnes at an estimated grade of greater than 2.0% nickel equivalent. The properties are under option to BHP Billiton Diamonds Inc. whereby BHP Billiton may acquire an initial 51% interest and ultimately a 70% interest in the properties.

In March, 2004 BHP Billiton flew a large airborne magnetics survey over the properties in order to identify potential ultra-mafic targets. Several bodies of interest were defined during the aeromagnetic survey. In June, 2004 the magnetic targets were followed up with a VTEM helicopter electromagnetic survey to search for targets that might host conductive nickel-sulphide mineralization. The VTEM survey defined several linear coincident electromagnetic and magnetic features. As Ni-Cu-PGE mineralization is commonly both magnetic and conductive, this package of rocks was considered a prime exploration candidate for these metals. The targets chosen for diamond drill testing were selected along this trend where structural complexities and more intense geophysical responses were apparent.

For further information on the Company's Canadian and Chinese projects, visit our website, www.valgold.com.

Stephen J. Wilkinson
President & Chief Executive Officer

For further information please contact:
Mark Feeney, Investor Relations
Tel: (604) 687-4622 Fax: (604) 687-4212
Email: info@valgold.com